Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number 212-455-3189	E-Mail Address etolley@stblaw.com
March 16, 2006
VIA FEDERAL EXPRESS AND EDGAR

Re:	Dresser-Rand Group Inc. —
Amendment No. 2 to Registration Statement on
Form S-4, File No.: 333-131212
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Dear Mr. Mumford:
          On behalf of Dresser-Rand Group Inc. (the “Company”), Dresser-Rand LLC, Dresser-Rand Power LLC, Dresser-Rand Company, D-R Steam LLC and Dresser-Rand Global Services, L.L.C. (collectively, the “Registrants”) we are providing the following responses to four oral comments that were transmitted in a conversation among Jay Mumford, a member of the staff of the Securities and Exchange Commission (the “Staff”) and Edward P. Tolley III and Lori E. Scher at Simpson Thacher & Bartlett LLP on March 15, 2006 relating to Amendment No. 1 to the above-referenced Registration Statement on Form S-4 filed on March 3, 2006 (the “S-4 Registration Statement”). As we have discussed with Mr. Mumford, we have also revised the S-4 Registration Statement in response to the Staff’s oral comments and plan to file Amendment No. 2 to the S-4 Registration Statement, which will reflect these revisions and certain additional disclosure when the Staff confirms that it has no further comments. Attached hereto as Annex A for your convenience are revised pages to the draft Amendment No. 2 to the S-4 Registration Statement.
          Page references in the text of this letter correspond to the pages of Amendment No. 2 to the S-4 Registration Statement. The responses and information described herein are based upon information provided to us by the Registrants.

Risk Factors — Page 30
1.	The Staff noted that the disclosure in the risk factor headed “In the past, our Brazilian subsidiary has engaged in business transactions involving a Cuban entity that could subject us to potential sanctions” in Amendment No. 1 to the S-4 Registration Statement filed on March 3, 2006, differs slightly from the disclosure under the same heading on page 18 of the prospectus filed pursuant to Rule 424(b)(4) on August 8, 2005. The language “We do not expect these matters to have a material adverse effect on our financial performance. These matters may have a material adverse effect on the valuation of our stock, beyond any loss of revenue or earnings.” is not included in the current disclosure. The Staff wanted to know the reasons the Registrants deleted these phrases from the disclosure.
The Registrants have revised the disclosure on page 30 of Amendment No. 2 to the S-4 Registration Statement to include the above- referenced disclosure as it was inadvertently omitted from the Registration Statement.
Description of the Notes — Page 154
2.	The Staff has requested additional information with respect to how prevalent the waiver provision is that is described in “Description of the Notes — No Personal Liability of Directors, Officers, Employees, Stockholders and Members” on page 154 of Amendment No. 1 to the S-4 Registration Statement.

While we reiterate that we believe that the provision in question is both “boilerplate” and inserted as a “belt-and-suspenders"-type provision, we can inform the Staff that we reviewed 60 indentures from U.S.-based transactions on which we have worked since 2003 and have found the provision at issue in 56 of them.

3.	The Staff has requested that the disclosure of such waiver provision be given more prominence in the prospectus.

The Registrants have inserted a new sentence on page 12 of Amendment No. 2 to the S-4 Registration Statement that references the waiver provision and includes a cross-reference to the “Description of the Notes — No Personal Liability of Directors, Officers, Employees, Stockholders and Members” on page 154 in response to the Staff’s comment.
Other
4.	The Staff has requested that the Registrants represent they will disclose to each person participating in the exchange offer that any broker-dealer must deliver a prospectus in connection with any resale of the exchange notes in a letter to the Securities and Exchange Commission.

The Registrants respectfully inform the Staff that the Registrants made this representation on page 2 of the letter dated January 23, 2006 from Edward P. Tolley III to Mr. Eduardo Aleman at the Securities and Exchange Commission in connection with the filing of the initial S-4 Registration Statement. Lori E. Scher at Simpson Thacher & Bartlett LLP supplementally faxed the January 23rd letter to Mr. Jay Mumford at the Securities and Exchange Commission on March 15, 2006. Accordingly, we believe that this comment has been cleared.

* * * *
          Please call me (212-455-3189) or Lori E. Scher (212-455-2447) of my firm if you wish to discuss our responses to the comment letter.
Very truly yours,

/s/ Edward P. Tolley III
Edward P. Tolley III

Annex A

As filed with the Securities and Exchange Commission on March [     ], 2006
Registration No. 333-131212

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dresser-Rand Group Inc.
(Exact name of registrant issuer as specified in its charter)
SEE TABLE OF ADDITIONAL REGISTRANTS

Delaware	3511	20-1780492
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Paul Clark Drive
Olean, New York 14760
(716) 375-3000
(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)
Leonard M. Anthony
Executive Vice President and Chief Financial Officer
Paul Clark Drive
Olean, New York 14760
(716) 375-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With a copy to:
Edward P. Tolley III, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Tel: (212) 455-2000
Fax: (212) 455-2502

    Approximate date of commencement of proposed exchange offer: As soon as practicable after this Registration Statement is declared effective.
    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price Per Note	Offering Price(2)	Fee

7 3/8% Senior Subordinated Notes due 2014	$370,000,000	100%	$370,000,000	$39,590.00(4)

Guarantees of 7 3/8% Senior Subordinated Notes due 2014	N/A(3)	(3)	(3)	(3)

(1)	In September 2005, Dresser-Rand Group Inc. redeemed $50,000,000 aggregate principal amount of the original $420,000,000 aggregate principal amount of the 7 3/8% Senior Subordinated Notes due 2014.

(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(f) of the Securities Act of 1933, as amended (the “Securities Act”).

(3)	Pursuant to Rule 457(n) under the Securities Act, no separate filing fee is required for the guarantees.

(4)	Previously paid.
    The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      During the first two months of 2006, we reduced our term debt by $30 million. As a result, we expect to incur an additional non-cash charge relating to the write-off of unamortized debt issuance costs of approximately $0.6 million. Annual interest expense is expected to be reduced by approximately $1.8 million.
      Our bookings for the fourth quarter of 2005 totaled $410 million which is 42% higher than the third quarter of 2005 and 36% higher than the prior year’s fourth quarter. Backlog grew to $885 million compared to $638 million at the end of 2004.
      Our first quarter operating income is expected to be between $17 million and $19 million, which is consistent with the historical seasonal pattern of the first quarter being our lowest quarter. We expect our first quarter earnings per share, excluding the curtailment gain and unamortized debt issuance costs mentioned above (which we expect will total approximately $0.09 per share), to be in the range of $0.03 to $0.05. These are forward-looking statements as set forth in “Special Note Regarding Forward-Looking Statements.”
      Our consolidated financial statements for the fourth quarter of 2005, the year ended December 31, 2005 and the first quarter of 2006 are not yet available and our independent registered public accounting firm has not completed its audit of our consolidated financial statements for the year ended December 31, 2005. Our expectations with respect to our results and estimates discussed in the third and fourth paragraphs above are based upon current management estimates and are subject to quarterly and annual review procedures and final reconciliations and adjustments. Our actual results may differ from these estimates, and those differences may be material.
      On March 7, 2006, we announced our intent to extend our test capabilities by constructing a new liquefied natural gas test facility in Le Havre, France. We expect that the potential project will require an investment of approximately $24 million, which may be funded from a variety of sources.
Company Information
      Dresser-Rand Group Inc. is a Delaware corporation formed in October 2004. Our principal executive offices are located at Paul Clark Drive, Olean, New York 14760 and our telephone number is (716) 375-3000.
      Our predecessor company was initially formed on December 31, 1986, when Dresser Industries, Inc. and Ingersoll-Rand entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll-Rand. On October 1, 1992, Dresser Industries, Inc. purchased a 1% equity interest from Dresser-Rand Company. In September 1999, Dresser Industries, Inc. merged with Halliburton Industries, and Dresser Industries, Inc.’s ownership interest in Dresser-Rand Company transferred to Halliburton Industries. On February 2, 2000, a wholly-owned subsidiary of Ingersoll-Rand purchased Halliburton Industries’ 51% interest in Dresser-Rand Company.
Risk Factors
      Investing in the notes involves substantial risk. You should carefully consider all the information in this prospectus prior to exchanging your outstanding notes. Our ability to execute our strategy is subject to the risks that are generally associated with the rotating equipment and services industry. For example, our profitability could decline due to a significant downturn in our clients’ markets, decrease in the consumption of oil, gas or petrochemicals, as well as unanticipated operating conditions, loss of customers and other factors that are not within our control. Our operations and properties are subject to stringent environmental laws and regulations that impose significant actual and potential costs on us, and future regulations could increase those costs. Furthermore, the heavily regulated nature of our clients’ industries imposes significant safety performance requirements on us, and we could lose the opportunity to bid on certain clients’ contracts if we do not meet those requirements.
      We are also subject to a number of risks related to our competitive position and business strategies. For example, our acquisitive business strategy exposes us to the risks involved in consummating and integrating acquisitions, including the risks that in a future acquisition we could incur additional debt and contingent liabilities which could adversely affect our operating results. For additional risks relating to our business and the offering, see “Risk Factors” beginning on page 19 of this prospectus.

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• sell assets;

• issue or sell stock of restricted subsidiaries;

• enter into transactions with affiliates; and

• effect consolidations or mergers.

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes.”

By accepting an exchange note, the holder waives and releases directors, employees, stockholders and certain other persons from liability for the issuer’s or guarantors’ obligations under the exchange notes. See “Description of the Notes — No Personal Liability of Directors, Officers, Employees, Stockholders and Members.”

No Public Market	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, there is no assurance that a market for the exchange notes will develop or as to the liquidity of any market. The placement agents in the private offering of the outstanding notes have advised the issuer that they currently intend to make a market in the exchange notes. The placement agents are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the placement agents in their discretion at any time without notice.
Partial Redemption of the Notes
      On September 12, 2005, we redeemed $50 million aggregate principal amount of the notes with a portion of the proceeds from the initial public offering.
Additional Interest for the Notes
      Under the registration rights agreement, we agreed to consummate the exchange offer by August 25, 2005. Because we have not met this requirement, the annual interest on the notes (1) increased by 0.25% for the first 90 days following August 25, 2005, (2) increased by 0.25% for the 90 days beginning November 23, 2005, (3) increased by 0.25% for the 90 days beginning February 21, 2006 and (4) will increase by 0.25% at the beginning of the subsequent 90-day period. The additional interest will cease to accrue upon consummation of the exchange offer.

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the value of the euro relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar-denominated debt, including the notes and the U.S. dollar-denominated borrowings under the senior secured credit facility.
      In addition, fluctuations in currencies relative to currencies in which our earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.
      In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. Volatility in currency exchange rates may have a material adverse effect on our financial condition or results of operations. We have purchased and may continue to purchase foreign currency hedging instruments protecting or offsetting positions in certain currencies to reduce the risk of adverse currency fluctuations. We have in the past experienced and expect to continue to experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

In the past, our Brazilian subsidiary has engaged in business transactions involving a Cuban entity that could subject us to potential sanctions.
      As a result of the enhanced compliance processes implemented by us shortly prior to and following the acquisition of the Company from Ingersoll-Rand in October 2004, we discovered that our Brazilian subsidiary engaged in a number of transactions that resulted in steam turbine parts and services being provided to Moa Nickel S.A., a Cuban mining company jointly owned by the Government of Cuba and Sherritt International Corp., a Canadian company. Our revenues from these transactions were approximately $4.0 million in the aggregate since December 1999, when we acquired a controlling interest in the Brazilian subsidiary. This amount represents approximately 0.08% of our consolidated revenues from 2000 through September 30, 2005. Of the $4.0 million, approximately $2.5 million in revenues were in connection with the sale of a spare part ordered in October 2003, which was delivered and installed in Cuba, with the assistance of non-U.S. employees of our Brazilian subsidiary, in May 2005. When these transactions came to our attention, we instructed our Brazilian subsidiary in July 2005 to cease dealings with Cuba. These transactions were apparently in violation of the U.S. Treasury Department’s Office of Foreign Assets Control’s regulations with respect to Cuba. We have informed the U.S. Treasury Department of these matters and are currently engaged in preliminary discussions with the Department. Our inquiry into these transactions is continuing and the Department’s review of this matter is in a very preliminary stage. Cuba is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and is identified by the U.S. State Department as a terrorist-sponsoring state. To the extent we violated any regulations with respect to Cuba or the Department determines that other violations have occurred, we will be subject to fines or other sanctions, including possible criminal penalties, with related business consequences. We do not expect these matters to have a material adverse effect on our financial performance. These matters may have a material adverse effect on the valuation of our stock, beyond any loss of revenue or earnings. In addition, the Department’s investigation into our activities with respect to Cuba may result in additional scrutiny of our activities with respect to other countries that are the subject of sanctions.

If we lose our senior management, our business may be materially adversely affected.
      The success of our business is largely dependent on our senior managers, as well as on our ability to attract and retain other qualified personnel. Six of the top members of our senior management team have been with us for over 20 years, including our Chief Executive Officer and president who has been with us for 24 years. In addition, there is significant demand in our industry for qualified engineers and mechanics.

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